

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2014

Via E-mail
Neil W. Hayslett
Chief Administrative Officer
F & M Bank Corp.
205 S. Main Street
Timberville, VA 22853

> **Re: F & M Bank Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 14, 2014**
> **File No. 333-194739**

Dear Mr. Hayslett:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.   We note your revision and response to comment 4 in our letter dated April 16, 2014 and reissue in part. Please revise to describe how your decision to immediately deposit proceeds from your best efforts offering effects investors. For example, if true, disclose that investors' purchases are nonrefundable and will be immediately available to you upon closing, which will be determined at your discretion. Refer to Item 501(b)(8)(iii) of Regulation S-K. Further revise to disclose that you may conduct multiple closings of the offering at any time, as noted on page 31.

Item 16. Exhibits, page II-2

2.   Please file all outstanding exhibits with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christopher Dunham at (202) 551-3783 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
        Charles Kep, Esq.